AM 3/20/2002

02019951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTRUST Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 North Main Street
(No. and Street)

Wichita	Kansas	67202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugo Ernst — 316-383-1044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Riverview, Suite 100	Wichita	Kansas	67203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 12 2002 WASH, D.C. 365 SECTION

PROCESSED MAR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

INTRUST BROKERAGE INC.

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statements of Financial Condition.
- ■ (c) Statements of Operations.
- ■ (d) Statements of Changes in Stockholder's Equity.
- ■ (e) Statements of Cash Flows.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member

INTRUST BROKERAGE INC.

State of Kansas)

) ss:

County of Sedgwick)

OATH OR AFFIRMATION

January 25, 2002

We affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of INTRUST Brokerage Inc., as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Susan Sullivan
Financial Operations Principal

Lisa L. White
Notary Public

LISA L. WHITE
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/04/04

President

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member

KPMG

345 Riverview
Suite 100
Wichita, KS 67203

Independent Auditors' Report

Board of Directors
INTRUST Brokerage Inc.

We have audited the accompanying statement of financial condition of INTRUST Brokerage Inc. (a Kansas corporation and a wholly owned subsidiary of INTRUST Bank, N.A.) as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTRUST Brokerage Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2002

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	755,669
Cash with clearing correspondent		25,000
Commissions receivable		98,909
Furniture, fixtures, and equipment, net of accumulated depreciation of $44,440		44,862
Other assets		72,890
Total assets	$	997,330
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	114,655
Stockholder's equity:		
Common stock, par value $500 per share; 1,000 shares authorized, issued, and outstanding		500,000
Additional paid-in capital		150,000
Retained earnings		232,675
Total stockholder's equity		882,675
Commitments and contingencies		
Total liabilities and stockholder's equity	$	997,330

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.

(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Operations

For the year ended December 31, 2001

Revenues:		
Commissions	$	1,469,627
Investment advisory income		595,080
Service fee income		56,589
Interest		26,007
Other		19,948
Total revenues		2,167,251
Expenses:		
Employee compensation and benefits		1,207,060
Clearing charges		140,597
Losses sustained		8,861
Rent		36,462
Professional fees		119,034
Depreciation		11,224
Licenses and registration		15,644
Telephone expense		9,535
Data processing		12,319
Other		150,214
Total expenses		1,710,950
Income before income taxes		456,301
Provision for income taxes		181,000
Net income	$	275,301

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Stockholder's Equity

For the year ended December 31, 2001

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2000	$	500,000	150,000	457,374	1,107,374
Net income		—	—	275,301	275,301
Dividends paid		—	—	(500,000)	(500,000)
Balance, December 31, 2001	$	500,000	150,000	232,675	882,675

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Cash Flows

For the year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	275,301
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,224
Change in operating assets:		
Commissions receivable		38,263
Other assets		(22,224)
Change in accrued expenses and other liabilities		(122,661)
Net cash provided by operating activities		179,903
Cash flows from investing activities:		
Purchase of furniture, fixtures, and equipment		(3,640)
Proceeds from the sale of furniture, fixtures, and equipment		1,325
Net cash used by investment activities		(2,315)
Cash flows from financing activities:		
Dividends paid		(500,000)
Net decrease in cash		(322,412)
Cash, beginning of year		1,078,081
Cash, end of year	$	755,669
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	165,000

See accompany notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Financial Statements

December 31, 2001

(1) Organization and Nature of Operations

INTRUST Financial Services, Inc. (IFS) was incorporated in the State of Kansas on June 5, 1997. IFS, a wholly owned subsidiary of INTRUST Bank, N.A. (INTRUST), is a fully disclosed broker-dealer providing brokerage services to retail customers, and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. IFS became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 2, 1998 and began operations in January 1998. INTRUST Financial Services, Inc.'s name was changed to INTRUST Brokerage Inc. (IBR) on August 7, 2001.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, management is required to make estimates and assumptions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

(a) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost when acquired. IBR depreciates these assets on a straight-line method over their estimated useful lives which range from 3-7 years. The cost of items retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts, and any gain or loss is recorded as income or expense. Maintenance and repairs which do not extend the useful lives of the respective assets are recorded as expense when incurred.

(b) Commissions

Commissions and related clearing expenses are recorded on a trade–date basis as securities transactions occur.

(c) Income Taxes

IBR files a consolidated income tax return with INTRUST. IBR provides for income taxes as if a separate income tax return was filed and remits to INTRUST amounts determined to be currently payable. Deferred income taxes, if any, are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the accompanying statement of financial condition.

Income taxes receivable from INTRUST totaled $28,056 for the year ended December 31, 2001 and is included in other assets in the accompanying statement of financial condition.

(3) Related Party Transactions

Included in cash in the accompanying statement of financial condition at December 31, 2001 is approximately $130,216 of cash in an account with INTRUST.

(Continued)

Investment advisory income totaled $595,080 for the year ended December 31, 2001. Effective August 7, 2001, investment advisory services, previously provided by IBR, was transferred to INTRUST Financial Services, a new entity formed in August 2001 that is a wholly owned subsidiary of INTRUST Bank, N.A.

During 2001, IBR purchased $692 from and sold $1,325 of furniture, fixtures, and equipment to INTRUST for net book value, which approximated fair value.

IBR receives fee income from INTRUST for certain customer transactions. This amount totaled $71,438 for 2001 and is included in service fee income and commissions in the accompanying statement of operations.

IBR pays management fees to INTRUST Financial Corporation (IFC), the parent of INTRUST, for certain services. This amount totaled $31,350 for 2001 and is included in other expenses in the accompanying statement of operations.

Certain general and administrative costs, including, but not limited to, occupancy costs such as rent of building, data processing, utilities, and other services, are paid by INTRUST for IBR. These amounts are then billed to IBR based on their actual usage for each month.

The employees of IBR participate in the retirement plan of IFC. The costs of the plan are recorded on IFC's consolidated financial statements.

(4) Net Capital Requirements

IBR is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeded 10 to 1). At December 31, 2001, IBR had net capital under this rule of approximately $710,000 which was approximately $460,000 in excess of its required net capital of $250,000. IBR's aggregate indebtedness to net capital ratio at December 31, 2001 was .16:1.

(5) Income Taxes

The components of the provision for income taxes consist of the following:

Deferred:		
Federal	$	2,000
Current:		
Federal		146,000
State		33,000
		179,000
Provision for income taxes	$	181,000

There are no deferred tax assets or liabilities at December 31, 2001.

(Continued)

(6) Commitments and Contingencies

IBR is required to maintain certain cash balances with its clearing correspondent. At December 31, 2001, cash required to be held on deposit with IBR's clearing correspondent was $25,000.

(7) Rule 15c3-3 Exemption

The Company is exempt from the SEC's Customer Protection Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			882,675 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			882,675 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			882,675 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		172,235 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges.		[3600]	
	D. Other deductions and/or charges		[3610]	-172,235 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			710,440 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	0 [3740]
10.	Net Capital			710,440 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	7,643 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14.	Excess net capital (line 10 less 13)	460,440 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	698,974 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			114,655 [3790]
17.	Add:			
A.	Drafts for immediate credit		[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C.	Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			114,655 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	16 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Schedule of Nonallowable Assets

December 31, 2001

Description		Amount
Furniture, fixtures, and equipment, net	$	44,862
Commissions receivable		54,523
Other		42,125
Software		30,725
Total nonallowable assets	$	172,235

See accompanying independent auditors' report and note to supplementary schedule.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Supplementary Schedule

December 31, 2001

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* * * * * * * * * *

There are no material differences between the amounts reported in Schedule I and the corresponding amounts reported in IBR's unaudited December 31, 2001 Form X-17A-5 Part II filing.